Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Dealings in Securities

The following information is disclosed in compliance with the JSE Limited Listings Requirements:

Name	:	Martyn Richard Wade
Designation	:	Director and Chief Executive Officer, Grindrod Shipping Holdings Ltd.
Nature of transaction	:	Forfeitable award of securities under the Company’s 2018 Forfeitable Share Plan
Class of securities	:	Ordinary shares
Award date	:	9 June 2020
Number of securities	:	73,000 in total
Vesting of securities	:	36,500 on 1 March 2021 and 36,500 on 1 March 2022
Nature, extent of interest in transaction	:	Direct, beneficial – recipient of forfeitable share awards

Name	:	Stephen William Griffiths
Designation	:	Director and Chief Financial Officer, Grindrod Shipping Holdings Ltd.
Nature of transaction	:	Forfeitable award of securities under the Company’s 2018 Forfeitable Share Plan
Class of securities	:	Ordinary shares
Award date	:	9 June 2020
Number of securities	:	37,000 in total
Vesting of securities	:	12,333 on 1 March 2021, 12,333 on 1 March 2022 and 12,334 on 1 March 2023
Nature, extent of interest in transaction	:	Direct, beneficial – recipient of forfeitable share awards

By order of the Board

17 June 2020

Sponsor: Grindrod Bank Limited